UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A
(Amendment No. 1)

Under the Securities Exchange Act of 1934

Gaia, Inc.
(Name of Issuer)

Class A Common Stock, par value $0.0001 per share
(Title of Class of Securities)

36269P104
(CUSIP Number)

December 22, 2021
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 36269P104

1	NAME OF REPORTING PERSONS Himalayan International Institute of Yoga Science and Philosophy of the USA		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐		
3	SEC USE ONLY		
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 793,558	
	6	SHARED VOTING POWER Not applicable	
	7	SOLE DISPOSITIVE POWER 793,558	
	8	SHARED DISPOSITIVE POWER Not applicable	
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 793,558		
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐		
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.27%[1]		
12	TYPE OF REPORTING PERSON (See Instructions) CO		

(1)   This percentage is calculated based upon the 15,061,337 shares of Class A Common Stock, par value $0.0001 per share, as reported by Issuer to be outstanding after giving effect to the acquisition contemplated by the Agreement and Plan of Merger, dated December 22, 2021, by and among Gaia, Inc., YI Merger Sub I, Inc., YI Merger Sub II, LLC, and Yoga International, Inc., as disclosed in the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on December 23, 2021.

SCHEDULE 13G

Item 1.

    (a)   **Name of Issuer:**

              Gaia, Inc.

    (b)   **Address of Issuer's principal executive offices:**

              833 West South Boulder Road

              Louisville, Colorado 80027

Item 2.

    (a)   **Name of person filing:**

              Himalayan International Institute of Yoga Science and Philosophy of the USA

    (b)   **Address or principal business office or, if none, residence:**

              952 Bethany Turnpike

              Honesdale, PA 18431

    (c)   **Citizenship:**

              United States of America

    (d)   **Title of class of securities:**

              Class A Common Stock, par value $0.0001 per share

    (e)   **CUSIP No.:**

              36269P104

Item 3.   **If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:**

(a) ☐ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

(b) ☐ Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) ☐ Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) ☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e) ☐ An investment advisor in accordance with §240.13d-1(b)(1)(ii)(E).

(f) ☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g) ☐ A parent holding company or control person, in accordance with §240.13d-1(b)(1)(ii)(G).

(h) ☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i) ☐ A church plan, that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j) ☐ A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J).

(k) ☐ Group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4. **Ownership.**

The information required by Items 4(a)-(c) is set forth in Rows 5-11 of the cover page and is incorporated herein by reference.

Item 5. **Ownership of 5 Percent or Less of a Class.**

Not applicable.

Item 6. **Ownership of More than 5 Percent on Behalf of Another Person.**

Not applicable.

Item 7. **Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.**

Not applicable.

Item 8. **Identification and Classification of Members of the Group.**

Not applicable.

Item 9. **Notice of Dissolution of Group.**

Not applicable.

Item 10. **Certifications.**

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 18, 2022.


**Himalayan International Institute of Yoga
Science and Philosophy of the USA**

By: _____
Name: Greg Capitolo
Title: Treasurer
